Jessica M. Norris Partner jessica.norris@dentons.com D +1 816 460 2604	Dentons US LLP 4520 Main Street Suite 1100 Kansas City, MO 64111-7700 United States 大成 Salans FMC SNR Denton McKenna Long dentons.com

November 2, 2017

VIA EDGAR SUBMISSION

Daniel F. Duchovny

Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Re:                             Versar, Inc.

Amended Schedule TO-T filed October 23, 2017 by KW Genesis Merger Sub, Inc. et. al.

SEC File No.: 005-38041

Dear Mr. Duchovny:

On behalf of KW Genesis Merger Sub, Inc., Kingswood Genesis Fund I, LLC and Kingswood Capital I, LP (the “Filing Persons”), we hereby respond to the comment letter dated October 27, 2017 received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO (the “Schedule TO”) filed on October 6, 2017.

For the Staff’s convenience, we have included the Staff’s comments in this letter in bold and have provided the Filing Persons’ response to each comment immediately below the numbered comment.  The headings and response numbers correspond to the headings and comment numbers set forth in the comment letter.

In addition, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Schedule TO.  Amendment No. 2 revises and supplements the Schedule TO to reflect the responses to the comments from the Staff.  The Filing Persons do not believe such changes are material to the holders of the Versar, Inc. (“Versar”) common stock and do not intend to extend the Offer following the filing of Amendment No. 2.  We have enclosed a courtesy package, which includes four copies of Amendment No. 2.

Revised Offer to Purchase

Summary Term Sheet, page ii

1.                                      We reissue prior comment 2, in which we requested a revision of the Minimum Condition itself.

In response to the Staff’s comment, we have revised the condition as disclosed in the Schedule TO.

Purpose of the Offer, page 33

2.                                      We reissue prior comment 5. Please revise your disclosure to describe any discussions with Versar and/or Mr. Otten regarding his employment status following the transaction, leading up to the execution of the memorandum of understanding on September 22, 2017.

In response to the Staff’s comment, we have further revised the disclosure under the heading “Purpose of the Offer; Plans for Versar; Other Matters” to include additional information regarding discussions with Mr. Otten regarding his expected employment status and the entry into the memorandum of understanding with Mr. Otten.

Response to Telephonic Comment

Set forth below is a response to the Staff’s telephonic comment on October 31, 2017 requesting an analysis of whether Rule 13e-3 applies to the current transaction and whether Mr. Otten, as a result of the entry into the memorandum of understanding, is an affiliate of the Filing Persons and thus engaged in a “going private” transaction.

The Filing Persons have carefully considered the applicability of Rule 13e-3 to the proposed tender offer described in the Schedule TO (the “Offer”).  The Filing Persons do not believe that Mr. Otten became an affiliate of any of the Filing Persons during negotiations with respect to the Offer and, therefore, the Filing Persons respectfully maintain that none of the Filing Persons nor Mr. Otten are Schedule 13E-3 filing persons in connection with the Offer and Rule 13e-3 is inapplicable to the Offer.

As a threshold matter, the Filing Persons submit that the Offer is not the type of transaction that Rule 13e-3 is intended to regulate as the Commission adopted Rule 13e-3, in part, to protect small investors against improper influence by an affiliate of an issuer in connection with a transaction in which such affiliate stands on both sides of the transaction.  In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.”  The Filing Persons believe that the facts and circumstances support the conclusion that none of Versar’s affiliates, including Mr. Otten, stand “on both sides of the transaction.”  The Commission suggests in the Interpretative Release that its concern arose in part from the perceived risk that such a transaction would undermine the protections to shareholders that are associated with an arm’s length negotiation, which is simply not an issue in the transaction at hand.  As described in the Schedule TO and Versar’s Schedule 14D-9, the Offer was the result of an arm’s length transaction resulting from a strategic process initiated by Versar in June 2016, overseen by Versar’s independent directors, led by financial advisors, involving outreach to over 100 potential financing sources or bidders and discussions with a number of interested parties and in which the Filing Persons ultimately emerged as the only party with an acceptable offer.  While the Filing Persons were granted access to the Company’s management, there is no reason to believe that any other bidders were denied similar access and such access does not make the Filing Persons an affiliate of Versar or Mr. Otten an affiliate of the Filing Persons.

Rule 13e-3 defines a “Rule 13e-3 transaction” as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer.  The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.  The facts and circumstances related to the Offer do not support any conclusion that Mr. Otten is an affiliate of any of the Filing Persons such that the Offer would constitute a Rule 13e-3 transaction.

The Staff’s analysis in Section II.D.3 of the November 14, 2000 Current Issues Outline (the “Outline”), the Staff’s guidance in Compliance & Disclosure Interpretations 201.01, 201.05 and 201.06 (the “C&DIs”), the Rule 13e-3 adopting release (34-16075, August 2, 1979) and the Interpretative Release support our conclusions.

The key question is whether Mr. Otten, an affiliate of Versar, can be considered to be an affiliate of the Filing Persons and hence “on both sides of the transaction,” making the acquiror also an affiliate of the issuer.  The Outline discusses situations where a Schedule 13E-3 filing was required as a result of this concern, noting that the Staff relied heavily on “the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 . . .”  The CD&Is further articulate that the Commission will generally look at the following factors in determining whether a member of senior management of an issuer is engaged in a Rule 13e-3 transaction: (a) the representation of management on the board of directors of the acquirer, (b) alterations in management’s executive agreements favorable to such management, (c) increases in consideration to be received by management and (D) the equity participation of management in the acquirer.

These factors are discussed below with respect to Mr. Otten.

•                  Equity Participation of Management in the Acquirer.  None of the existing directors or officers of Versar will own any equity in any of the Filing Persons after the completion of the Offer.  As noted above, equity participation of senior management in the surviving corporation is a significant indicia of control.

•                  Representation on the Acquirer’s Board.  The Schedule TO discloses that Versar’s existing board of directors will be replaced by designees of the Filing Persons.  None of the Company’s executive officers or the members of the Company’s existing board of directors (including Mr. Otten) are anticipated to be on the board of directors of Versar after the Offer is consummated.  Moreover, the Schedule TO specifies that “a Kingswood operating partner with experience in the industry will be appointed as the Chief Executive Officer of Versar and Versar’s current Chief Executive Officer, Anthony L. Otten, will continue with Versar in an advisory role to facilitate the transition.”

•                  Favorable Alterations in Management’s Executive Agreements.  While Mr. Otten agreed to amend his Change in Control Agreement and the Company entered into the Memorandum of Understanding with Mr. Otten, the Filing Persons do not believe that such alterations were favorable, as a whole, to Mr. Otten.  Since Mr. Otten will be replaced as the Chief Executive Officer of Versar after the Offer, Mr. Otten will no longer be paid an annual salary.  In addition, Mr. Otten agreed to reduce his contractual severance payment at the request of the Filing Persons despite their decision to replace him with a new CEO.  It is true that Mr. Otten will receive consulting payments in exchange for transition assistance and for more comprehensive non-compete and non-solicit obligations, but such payments ($484,375 over 48 months, or $121,093.75 per twelve month period) will represent only a fraction of the annual salary previously paid to Mr. Otten ($375,000 per year for the last two fiscal years) and will be paid over an extended period to provide Versar with additional liquidity.  The access granted to Mr. Otten in connection with negotiations over the reduced severance and the consulting agreements resulted in an overall less favorable arrangement for Mr. Otten, not the more favorable compensation that leads to inferences of control and influence in the interpretive guidance.

Moreover, the Filing Persons maintain that the consulting arrangements are ultimately reasonable and customary for transactions of this nature, and thus fall within the Staff’s guidance that it would not view a person as an affiliate of an acquirer based solely on reasonable and customary employment arrangements (see Note 6 of Release No. 34-16075).

Finally, the Filing Persons stress that the discussions with Mr. Otten took place only after (i) the Filing Persons emerged as the last remaining bidder, (ii) Versar and the Filing Persons entered into a revised letter of intent and (iii) several drafts of the merger agreement had been traded among counsel to Versar and the Filing Persons.  The facts do not create any inference that the Filing Persons gained any advantage or control over Mr. Otten in connection with their request that Mr. Otten reduce his severance payment or that Mr. Otten agree to provide transition assistance and agree to more comprehensive non-compete and non-solicitation covenants in connection with the Memorandum of Understanding that impose a greater burden on Mr. Otten.

•                  Increases in Consideration to be Received by Management.  All shares of the Company’s common stock held by Mr. Otten and the other Versar officers and directors will be exchanged for the same cash consideration that the Company’s public stockholders will receive in the Merger.

Based on the foregoing, the Filing Persons respectfully submit that Rule 13e-3 is not applicable to the Offer and does not require the Filing Persons or Mr. Otten to be treated as Schedule 13E-3 filing persons.

If you have any questions or comments, please do not hesitate to call me at (816) 460-2604 or Ilan Katz at (212) 632-5556.

Sincerely,

/s/ Jessica Norris

Jessica Norris